NEWS RELEASE

Alderon Signs Agreement with Town of Labrador City

January 24, 2014	(TSX: ADV) (NYSE MKT: AXX)

Alderon Iron Ore Corp. (TSX: ADV) (NYSE MKT: AXX) ("Alderon" or the “Company”) is pleased to announce that The Kami Mine Limited Partnership (“Kami LP”), an affiliate of Alderon, has signed an Agreement (the “Agreement”) with the Town of Labrador City (“Labrador City”) with respect to the development of the Kami Iron Ore Project (“Kami Project”) located in western Labrador.  The Agreement provides Labrador City with additional revenue which will help to deal with the demands of anticipated growth in the region and strain on aging infrastructure.

“The successful conclusion of this Agreement continues to solidify our positive working relationship with the residents of the local communities and will ensure that Kami Project employees benefit from the excellent family community that is Labrador City,” says Tayfun Eldem, President & CEO of Alderon.  “We have developed a constructive relationship based on collaboration and mutual respect and wish to continue this relationship through the life of the Kami Project.  The Kami Project will generate significant economic benefits for Labrador City and we are pleased at the support they have provided.”

Labrador City Mayor Karen Oldford was pleased to have reached a deal that mirrors other mining companies’ grants to ensure all companies doing business with the town are on an equal playing field and contributing additional resources to help ensure residents continue to find Labrador City an attractive community to live, work and play with their families.

A portion of the mining operations for Kami Project fall within the Municipal Planning Area for Labrador City.  A Municipal Planning Area is an area outside stated Town or city limits that has been established in conjunction with the Provincial Department of Municipalities and the Town Council of Labrador City. The area is part of the Town’s development plan. The Town Council exercises full control of the development within the Municipal Planning Area. The Town does not have the same authority to levy business taxes as they would if the business was located within the Town Boundary.

Under the terms of the Agreement, Kami LP will pay to Labrador City an annual grant based on the Kami Project mining operations that will be located in the Municipal Planning Area of the Town of Labrador City.  The annual grant provides an opportunity for Labrador City to continue to deliver excellent services to current residents and the expansion related to Kami’s future employees.  Kami LP will not be required to pay municipal or other taxes except with respect to such assets and business of Kami LP as may be located from time to time within the town boundaries of Labrador City. The Agreement is consistent with Labrador City’s approach to all businesses operating within their Municipal Planning Area.

About Alderon

Alderon is a leading iron ore development company in Canada with offices in Montreal, Vancouver, St. John’s and Labrador City.  The Kami Project, owned 75% by Alderon and 25% by Hebei Iron & Steel Group Co. Ltd. (“HBIS”) through The Kami Mine Limited Partnership, is located within Canada’s premier iron ore district and is surrounded by four producing iron ore mines. Its port handling facilities are located in Sept-Iles, the leading iron ore port in North America.  The Alderon team is comprised of skilled professionals with significant iron ore expertise to advance Kami towards production. HBIS is Alderon’s strategic partner in the development of the Kami Project and China’s largest steel producer.

For more information on Alderon, please visit our website at www.alderonironore.com.

ALDERON IRON ORE CORP.
On behalf of the Board
"Mark J Morabito"
Executive Chairman

Montreal Office	Vancouver Office
T: 514-281-9434	T: 604-681-8030
F: 514-281-5048	F: 604-681-8039

E: info@alderonironore.com
www.alderonironore.com

For further information please call:
Evelyn Cox
1-604-681-8030 ext 223 or 1-888-990-7989

Cautionary Note Regarding Forward-Looking Information

This press release contains "forward-looking information" within the meaning of the U.S. Private Securities Litigation Reform Act and Canadian securities laws concerning anticipated developments and events that may occur in the future. Forward-looking information contained in this press release include, but are not limited to, statements with respect to (i) the development of the Kami Project; (ii) the future relationship with the Town of Labrador City; and (iv) the benefits of the Agreement.

In certain cases, forward-looking information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information contained in this press release is based on certain factors and assumptions regarding, among other things, receipt of governmental and other approvals,  the estimation of mineral reserves and resources, the realization of resource estimates, iron ore and other metal prices, the timing and amount of future exploration and development expenditures, the estimation of initial and sustaining capital requirements, the estimation of labour and operating costs, the availability of necessary financing and materials to continue to explore and develop the Kami Project in the short and long-term, the progress of exploration and development activities, the receipt of necessary regulatory approvals, the completion of the Federal environmental assessment process, the estimation of insurance coverage, and assumptions with respect to currency fluctuations, environmental risks, title disputes or claims, and other similar matters. While the Company considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include risks inherent in the exploration and development of mineral deposits, including risks relating to changes in project parameters as plans continue to be redefined including the possibility that mining operations may not commence at the Kami Property, risks relating to variations in mineral resources, grade or recovery rates resulting from current exploration and development activities, risks relating to the ability to access rail transportation, sources of power and port facilities, risks relating to changes in iron ore prices and the worldwide demand for and supply of iron ore and related products, risks related to increased competition in the market for iron ore and related products and in the mining industry generally, risks related to current global financial conditions, uncertainties inherent in the estimation of mineral resources, access and supply risks, reliance on key personnel, operational risks inherent in the conduct of mining activities, including the risk of accidents, labour disputes, increases in capital and operating costs and the risk of delays or increased costs that might be encountered during the development process, regulatory risks, including risks relating to the acquisition of the necessary licences and permits, financing, capitalization and liquidity risks, including the risk that the financing necessary to fund the exploration and development activities at the Kami Project may not be available on satisfactory terms, or at all, risks related to disputes concerning property titles and interest, risks related to disputes with Aboriginal groups, environmental risks, and the additional risks identified in the “Risk Factors” section of the Company’s Annual Information Form for the most recently completed financial year, which is included in its Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission (the “SEC”) or other reports and filings with applicable Canadian securities regulators and the SEC. Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information is made as of the date of this press release. Except as required by applicable securities laws, the Company does not undertake any obligation to publicly update or revise any forward-looking information.